September 5, 2014

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Trxade Group, Inc.

Amendment No. 2 to Registration Statement on Form 10

Filed July 24, 2014

File No. 000-55218

Dear Mr. Reynolds,

We are submitting this letter on behalf of Trxade Group, Inc., a Delaware corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated August 26, 2014 relating to the Company’s Amendment No. 2 to the Registration Statement on Form 10 (Registration No. 000-55218 filed with the Commission on August 20, 2014 (the “Registration Statement”). Amendment No. 3 to the Registration Statement (“Amendment No. 3”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight delivery two copies of Amendment No. 3 in paper format, which have been marked to show changes from the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

Business, page 3

1. We note your response to comment 1 in our letter dated August 6, 2014 that “[a]t the closing of the merger, 28,800,000 shares of Trxade Nevada common stock and 670,000 shares of Trxade Nevada Series A Preferred Stock were outstanding.”   This would appear to result in an aggregate of 29,470,000 shares being issued to former Trxade Nevada shareholders in the merger.  Please reconcile with your disclosure on pages 4 and 29 that as a result of the merger, an aggregate of 29,500,000 shares were issued to former Trxade Nevada shareholders.

Response: 29,470,000 shares were issued to the former Trxade Nevada shareholders in the Merger. The Company has revised the disclosure on page 29 (and elsewhere throughout the document) to properly reflect the number of shares so issued.

Certain Relationships and Related Transactions, and Director Independence, page 27

2. We reissue comment 5 in our letter dated August 6, 2014.  Please revise to disclose all the information required by Item 404 of Regulation S-K for the $19,333 related party loan assumed by the company during the year ended December 31, 2013, or advise us why you believe such disclosure is not required.

Response: The $19,333 loan was not a related party loan, but was assumed during the merger by an unrelated third party and incorrectly classified as a related party transaction. Although this loan was incorrectly classified on the Company’s financial statements as a related party loan, due to the immateriality of the amount involved, the Company does not believe that it is necessary to restate its financial statements by reclassifying the loan on its financial statements as short-term debt. The Company will revise the disclosures in its future filings starting in its quarterly report on Form 10-Q for the quarter ended September 30, 2014.

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Exhibits

3. Please refile Exhibit 10.9 in a proper electronic format.  Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

Response: The Company has filed Exhibit 10.9 in the proper electronic format.

Should you have any questions, please call the undersigned at (800) 261-0281.

Very truly yours,

/s/ Suren Ajjarapu

Suren Ajjarapu, Chairman & CEO

Cc: Lawrence Schnapp, Esq. TroyGould PC